                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 7)


                        IDEC Pharmaceuticals Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   449370 10 5
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                        IDEC Pharmaceuticals Corporation

                           William H. Rastetter, Ph.D.
        11011 Torreyana Road, San Diego, California 92121 (858) 431-8500
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 26, 2000
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- --------------------------------------------------------------------------------
    (1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
           Above Persons

           Genentech, Inc.
           94-2347624
- --------------------------------------------------------------------------------
    (2)    Check the Appropriate Box if a Member of a Group

           Not Applicable
           (a) [ ]
           (b) [ ]
- --------------------------------------------------------------------------------
    (3)    SEC Use Only
- --------------------------------------------------------------------------------
    (4)    Source of Funds

           WC
- --------------------------------------------------------------------------------
    (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e) [ x ]
- --------------------------------------------------------------------------------
    (6)    Citizenship or Place of Organization

           Delaware
- --------------------------------------------------------------------------------
                  (7) Sole Voting Power: 153,014 shares of non-voting Series A-1, A-2, A-3 and A-6 Preferred Stock convertible into 4,474,756* shares of Common Stock and 600,000* shares Common Stock

Number of Shares
Beneficially      (8)   Shared Voting Power: 0
Owned by Each
Reporting Person
                  (9)   Sole Dispositive Power: 153,014 shares of non-voting
                        Series A-1, A-2, A-3 and A-6 Preferred Stock convertible into 4,474,756* shares of Common Stock and 600,000* shares Common Stock

                  (10)  Shared Dispositive Power: 0
- --------------------------------------------------------------------------------
    (11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
           153,014 shares of non-voting Series A-1, A-2, A-3 and A-6
           Preferred Stock convertible into 4,474,756* shares of Common
           Stock and 600,000* shares Common Stock
- --------------------------------------------------------------------------------
    (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

           Not Applicable
- --------------------------------------------------------------------------------
    (13)   Percent of Class Represented by Amount in Row (11)

           3.58% of Common Stock
- --------------------------------------------------------------------------------
    (14)   Type of Reporting Person (See Instructions)

           CO
- --------------------------------------------------------------------------------

Genentech, Inc. ("Genentech" or "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on March 25, 1995 (the "Original Schedule 13D") and previously amended on August 25, 1995, April 11, 1996, May 21, 1996, February 13, 1998, March 21, 2000 and July 19,
2000 with respect to the Convertible Preferred Stock (defined below) and Common Stock of IDEC Pharmaceuticals Corporation.

*POST IDEC'S 3:1 STOCK SPLIT EFFECTIVE AS OF DECEMBER 26, 2000.


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

ITEM 1:  SECURITY AND ISSUER

1. Class of Securities: Common Stock and Common Stock issuable upon conversion of Preferred Stock

2.       Issuer: IDEC Pharmaceuticals Corporation ("IDEC")

3.       Principal Address: 11011 Torreyana Road, San Diego, CA 92121

ITEM 2:  IDENTITY AND BACKGROUND

             a.   Reporting Person: Genentech, Inc. ("Genentech")

             b.   Place of Organization: Delaware

             c.   Principal Business: Pharmaceutical Company

             d. Principal Business Address: 1 DNA Way, South San Francisco, CA 94080

             e.   Principal Office: As above

             f. Criminal Convictions: Genentech plead guilty on April 14, 1999 to a single count of the introduction of a misbranded drug in interstate commerce, in violation of 21 U.S.C. Sections 331(a), 333(a)(2) and 352 before the United States District Court of the Northern District of California. Genentech paid a criminal fine of $30 million and paid restitution of $20 million pursuant to a civil settlement agreement between the United States and Genentech.

             g.   Civil Adjudication of Violation of Securities Laws: None

Attached hereto as Exhibit A is a list of Genentech's executive officers and directors as required by Instruction C to Schedule 13D.

ITEM 3: SOURCE AND AMOUNT OF FUNDS

Pursuant to the terms of a Preferred Stock Purchase Agreement between Genentech and IDEC dated March 16, 1995 (the "Purchase Agreement"), a copy of which was attached as Exhibit B to the Original Schedule 13D, Genentech agreed to purchase up to six subseries of IDEC's Series A Preferred Stock. The six subseries of Series A Preferred Stock issuable pursuant to the Purchase Agreement are hereinafter referred to as the "Convertible Preferred Stock."

Under the terms of the Purchase Agreement, on April 4, 1995, Genentech purchased 100,000 shares of IDEC's Series A-1 Preferred Stock (initially convertible into 1,000,000 shares of IDEC Common Stock) for $50.00 per share of Series A-1 Preferred Stock. The total purchase price of $5,000,000 for the Series A-1 Preferred Stock was paid from Genentech's working capital. Under the terms of the Purchase Agreement, on August 22, 1995, Genentech purchased 37,521 shares of IDEC's Series A-2 Preferred Stock (initially convertible into 375,210 shares of IDEC Common Stock) for $66.63 per share of Series A-2 Preferred Stock. The total purchase price of $2,500,000 for the Series A-2 Preferred Stock was paid from Genentech's working capital. Under the terms of the Purchase Agreement, on March 15, 1996, Genentech purchased 22,993 shares of IDEC's Series A-3 Preferred Stock (initially convertible into 229,930 shares of IDEC Common Stock) for $217.46 per share of Series A-3 Preferred Stock. The total purchase price of $5,000,000 for the Series A-3 Preferred Stock was paid from Genentech's working capital.

Under the terms of an Acceleration Agreement between Genentech and IDEC dated May 9, 1996 (the "Acceleration Agreement"), a copy of which was attached as Exhibit B to the Amended Schedule 13D filed with the Securities and Exchange Commission on May 21, 1996, Genentech purchased 100,000 shares of IDEC's Series A-6 Preferred Stock at $75.00 per share of Series A-6 Preferred Stock. The total purchase price of $7,500,000 for the Series A-6 Preferred Stock was paid from Genentech's working capital. Each share of Series A-6 Preferred Stock became convertible into 2.15653 shares of IDEC Common Stock on December 24, 1997, the date that was 20 trading days following the date of marketing approval of IDEC's C2B8 (Rituxan(R)) by the U.S. Food and Drug Administration.

Each share of Convertible Preferred Stock is convertible, at the option of Genentech, into shares of IDEC's Common Stock at predetermined rates described in IDEC's Certificate of Determination of Preferences (the "Certificate") and will not have voting rights until converted into shares of IDEC Common Stock. Each share of Convertible Preferred

Stock also will automatically convert into shares of IDEC's Common Stock at predetermined rates described in the Certificate upon transfer of ownership to a third party unaffiliated with Genentech. Under the 1995 Registration Rights Agreement between IDEC and Genentech, IDEC, at Genentech's request, will file resale registration statements covering certain of the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock.

Genentech and IDEC also entered into a Collaboration Agreement dated as of March 16, 1995, as amended (the "Collaboration Agreement"), and an Expression Technology License dated as of March 16, 1995. Under the terms of the Collaboration Agreement, Genentech and IDEC will collaborate in the development of C2B8 for the treatment in humans of non-Hodgkins B Cell Lymphoma in the United States and Canada. The two companies will co-promote C2B8 for the treatment in humans of non-Hodgkins B Cell Lymphoma in the United States and Canada, and share profits from its commercialization. IDEC also granted Genentech exclusive marketing rights to all other markets outside the United States and Canada, and IDEC will receive a royalty on sales in such markets. Genentech has sublicensed its marketing rights in Japan to an unrelated third party and has agreed to sublicense its marketing rights other than in the United States and Japan to a related third party. Under the terms of the Expression Technology License, IDEC licensed its proprietary vector technology for high expression of recombinant proteins in mammalian cells in consideration for an up-front licensing fee and royalties on sales of Genentech products manufactured using the technology.

ITEM 4: PURPOSE OF TRANSACTION

The purpose of the purchases of the shares of Convertible Preferred Stock on April 4, 1995, August 22, 1995, March 15, 1996 and May 9, 1996 is investment. Depending on its evaluation of IDEC's business, prospects, financial condition, the market for IDEC securities, other opportunities available to Genentech, general economic conditions, general market conditions, other future developments and the contractual restrictions described in Items 3 and 6, Genentech may decide to sell some or all of its investment in the capital stock of IDEC through public market sales or in negotiated transactions, to or through one or more broker-dealers, or in underwritten offerings, block trades, agency placements, brokerage transactions or otherwise. Depending on the same factors, Genentech may in the future purchase additional capital stock of IDEC or enter into hedging or similar transactions as described in Item 6.

Except as described in Items 3 and 6 and the foregoing paragraph, Genentech does not have any plan or proposal relating to, or which would result in, any event described in (a) - (j) of the instructions to this Item 4.

ITEM 5: INTEREST IN SECURITIES OF ISSUER

         a.    Beneficial Ownership by Genentech:    5,074,756(1)
               Percentage Ownership by Genentech:    3.58%

To the best of Genentech's knowledge, none of the persons listed on Exhibit A hereto beneficially owns any Common Stock of IDEC.

         b.    Sole Voting Power of Genentech:        5,074,756
               Shared Voting Power:                   0
               Sole Dispositive Power of Genentech:   5,074,756
               Shared Dispositive Power:              0

To the best of Genentech's knowledge, none of the persons listed on Exhibit A hereto has any sole or shared power to vote or to direct the vote of any IDEC Common Stock nor sole or shared power to dispose of or direct the disposition of any IDEC Common Stock.

         c. Recent Transactions: In December 2000, shares of IDEC Common Stock, initially hedged in May 2000 and set to mature February 2001, were unwound by Genentech through broker transactions, as shown on the attached Exhibit B. The hedging transactions described in Item 6 were entered into by Genentech during August and December 2000 and January 2001. The sales and hedging transactions are set forth on Exhibits B and C, respectively, attached hereto and are hereby incorporated by reference. Except as set forth on Exhibits B and C hereto and as described in Item 6, no transactions in IDEC's Common Stock have been effected during the past 60 days by Genentech nor, to the best of its knowledge, by any of the persons listed on Exhibit A hereto.


- ----------------
(1) On a Common Stock equivalent basis.

         d. Receipt of dividends, etc.: Not applicable

         e. Ownership below 5%: As of December 26, 2000, Genentech was the beneficial owner of less than 5% of IDEC's Common Stock.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

To the best knowledge of the undersigned, except as described below and in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of IDEC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

Under the Standstill Agreement between the parties dated as of March 16, 1995 (the "Standstill Agreement"), a copy of which was attached to the Original
Schedule 13D as Exhibit D, Genentech and IDEC have agreed as follows:

                1. Prior to March 16, 2001, Genentech will not acquire any IDEC equity securities without the written consent of IDEC, except as described in
Item 3; and

                2. Prior to March 16, 2001, Genentech will not, without the written consent of IDEC, make, directly or indirectly, any solicitation of proxies from stockholders to vote (i) in any contest regarding the election of directors of IDEC except to the extent necessary to maintain the election of one director representing Genentech; or (ii) in any contest or on any proposition regarding any business combination, restructuring, liquidation, sale of assets, extraordinary dividend or other extraordinary transaction which (A) was initiated by Genentech or any affiliate of Genentech, or (B) involves IDEC and any third party or person controlled by, under common control with, controlling, or otherwise affiliated with Genentech. The foregoing obligations terminate earlier upon the occurrence of certain events described in the Standstill Agreement.

Subject to the contractual restrictions described above, Genentech may from time to time enter into hedging transactions, including short sales and buying puts and selling calls, for its own account or with broker-dealers and the broker-dealers may engage in short sales of Common Stock of IDEC in the course of hedging the positions they assume with Genentech. In connection with such transactions, Genentech may also loan or pledge shares of Convertible Preferred Stock to a broker-dealer. Genentech has recently entered into the following hedging transactions:

On August 18, 2000, in privately negotiated transactions, Genentech sold call options covering an aggregate of 225,000 shares of IDEC Common Stock. The strike price of the call options was $169.80 per share. The call options can only be exercised on and expire on February 23, 2001.

On August 22, 2000, in privately negotiated transactions, Genentech sold call options covering an aggregate of 75,000 shares of IDEC Common Stock. The strike price of the call options was $168.73 per share. The call options can only be exercised on and expire on February 23, 2001.

On August 28, 2000, in privately negotiated transactions, Genentech sold call options covering an aggregate of 200,420 shares of IDEC Common Stock. The strike price of the call options was $176.93. The call options can only be exercised on and expire on March 1, 2001.

On August 28, 2000, in privately negotiated transactions, Genentech sold call options covering an aggregate of 99,580 shares of IDEC Common Stock. The strike price of the call options was $176.93. The call options can only be exercised on and expire on March 1, 2001.

The call options, if exercised, will be settled in cash, unless Genentech elects to physically settle with shares of IDEC stock. If cash settled, Genentech will pay to the counterparty an amount equal to (a) the number of shares subject to the call option multiplied by (b) the positive amount, if any, determined by subtracting the call option strike price from the market price per share of the Common Stock on the expiration date (the "Market Price"). No payment would be made under the call options if the Market Price is less than the strike price of the call options on the expiration date.

On August 18, 2000, in privately negotiated transactions, Genentech purchased put options covering an aggregate of 225,000 shares of IDEC Common Stock. The strike price of the put options was $112.65 per share. The put options can only be exercised on and expire on February 23, 2001.

On August 22, 2000, in privately negotiated transactions, Genentech purchased put options covering an aggregate of 75,000 shares of IDEC Common Stock. The strike price of the put options was $112.20 per share. The put options can only be exercised on and expire on February 23, 2001.

On August 28, 2000, in privately negotiated transactions, Genentech purchased put options covering an aggregate of 200,420 shares of IDEC Common Stock. The strike price of the put options was $117.76 per share. The put options can only be exercised on and expire on March 1, 2001.

On August 28, 2000, in privately negotiated transactions, Genentech purchased put options covering an aggregate of 99,580 shares of IDEC Common Stock. The strike price of the put options was $117.76 per share. The put options can only be exercised on and expire on March 1, 2001.

The put options, if exercised, will be settled in cash, unless Genentech elects to physically settle with shares of IDEC stock. If cash settled, the counterparty will pay to Genentech an amount equal to (a) the number of shares subject to the put option multiplied by (b) the positive amount, if any, determined by subtracting the Market Price from the put option strike price. No payment would be made under the put options if the Market Price is greater than the put option strike price on the expiration date.

Genentech entered into the call and put options to reduce the investment risk associated with its rights to convert its Convertible Preferred Stock into shares of the Common Stock. Genentech intends to engage in additional hedging activity, which may include the sale of additional call options and the purchase of additional put options, in connection with hedging the investment risk associated with its conversion rights with respect to its Convertible Preferred Stock.

On December 18, 2000, in a privately negotiated transaction, Genentech entered into an equity forward sale covering 120,000 shares of IDEC Common Stock. The forward sale price was $215.30 per share. The termination date is December 31, 2003.

On December 29, 2000, in a privately negotiated transaction, Genentech entered into an equity forward sale covering 180,000 shares of IDEC Common Stock. The forward sale price was $200.18 per share. The termination date is December 31, 2003.

On January 23, 2001, in a privately negotiated transaction, Genentech entered into an equity forward sale covering 180,840 shares of IDEC Common Stock. The forward sale price was $60.80 per share. The termination date is December 31, 2003.

On January 31, 2001, in a privately negotiated transaction, Genentech entered into an equity forward sale covering 545,000 shares of IDEC Common Stock. The forward sale price was $63.31 per share. The termination date is December 31, 2003.

Genentech sold the specified shares of IDEC Common Stock at the pre-determined forward sale price. At termination, the transaction will be physically settled with shares of IDEC Common Stock. Genentech delivers the specified shares and receives proceeds equal to the notional amount (which is equal to the number of shares multiplied by the forward sale price). During the term of the transaction, Genentech receives interest income based on the notional amount multiplied by an agreed upon interest rate.

Genentech entered into equity forward sales to reduce investment risk associated with its rights to convert its Convertible Preferred Stock into shares of the Common Stock. Genentech intends to engage in additional hedging activity, which may include equity forward sales, in connection with hedging the investment risk associated with its conversion rights with respect to its Convertible Preferred Stock

ITEM 7:  EXHIBITS

Exhibit A:  Additional information regarding Item 2 hereof.

Exhibit B:  Additional information regarding Item 5.c. hereof.

Exhibit C:  Schedule of Call and Put Options and Equity Swaps (additional information regarding item 6 hereof)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

GENENTECH, INC.


/s/ Stephen G. Juelsgaard

Stephen G. Juelsgaard
Senior Vice President,
General Counsel and Secretary

                                    EXHIBIT A

ITEM 2 (ADDITIONAL INFORMATION):

   LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF GENENTECH, INC.

NAME                                                PRESENT PRINCIPAL OCCUPATION
- ----                                                ----------------------------
EXECUTIVE OFFICERS

William R. Arathoon, Ph.D.                          Vice President, Global Manufacturing Operations

J. Joseph Barta                                     Vice President, Quality

Susan D. Desmond-Hellmann, M.D., M.P.H.             Executive Vice President, Development and Product
                                                    Operations and Chief Medical Officer

Stephen G. Dilly, M. D., Ph.D.                      Vice President, Medical Affairs

David Ebersman                                      Vice President, Product Development

Claudia Estrin                                      Vice President, Decision Support and Commercial Innovation

Robert L. Garnick, Ph.D.                            Vice President, Regulatory Affairs

Roy C. Hardiman                                     Vice President, Corporate Law and Assistant Secretary

Dennis J. Henner, Ph.D.                             Senior Vice President, Research

Paula M. Jardieu, Ph.D.                             Vice President, Pharmacological Sciences

Sean A. Johnston, Ph.D.                             Vice President, Intellectual Property and Assistant
                                                    Secretary

Stephen G. Juelsgaard                               Senior Vice President, General Counsel and Secretary

R. Guy Kraines                                      Vice President, Finance

Louis J. Lavigne, Jr.                               Executive Vice President and Chief Financial Officer

Arthur D. Levinson, Ph.D.                           Director, Chairman, President and Chief Executive Officer

Joseph S. McCracken                                 Vice President, Business Development

Walter K. Moore                                     Vice President, Government Affairs

David Nagler                                        Vice President, Human Resources

Diane L. Parks                                      Vice President, Marketing

Kimberly J. Popovits                                Vice President, Sales

Myrtle S. Potter                                    Executive Vice President, Commercial Operations and Chief
                                                    Operating Officer

Andrew Scherer                                      Vice President, Engineering, Facilities and Strategic
                                                    Planning Support

Daniel S. Sulzbach, Ph.D.                           Vice President, Information Resources

John M. Whiting                                     Vice President, Controller and Chief Accounting Officer

DIRECTORS

Herbert W. Boyer, Ph.D.                             Director of Genentech, Inc.

Franz B. Humer, Ph.D.                               Chief Executive Officer of Roche Holding Ltd and Head of
                                                    the Pharmaceuticals Division of Roche Holding Ltd

Jonathan K. C. Knowles, Ph.D.                       President of Global Research of F. Hoffmann-La Roche
                                                    Holding Ltd

Sir Mark Richmond, Ph.D.                            Senior Research Fellow at the School of Public Policy,
                                                    University College London

Charles Sanders, M.D.                               Director of Genentech, Inc.

MAILING ADDRESS FOR ALL
EXECUTIVE OFFICERS AND DIRECTORS:                   1 DNA Way
                                                    South San Francisco, CA  94080-4990

During the last five years: (i) none of the individuals described above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) none of the individuals described above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a U.S. citizen, except Dr. Humer who is a citizen of Switzerland, Dr. Knowles who is a citizen of England and Sir Richmond who is a citizen of the United Kingdom.

                                    EXHIBIT B

ITEM 5.C. (ADDITIONAL INFORMATION):

  SALES OF IDEC COMMON STOCK BY GENENTECH

                     NO. OF
DATE SOLD            SHARES        SALE PRICE
- ---------          ------------    ----------
12/15/00             300,000         $82.44
12/15/00             100,000         $89.61
12/15/00              30,000         $89.74
12/26/00             170,000         $89.80
                     -------
         TOTAL       600,000

                                    EXHIBIT C


ITEM 7.  (ADDITIONAL INFORMATION):

        SCHEDULE OF CALL AND PUT OPTIONS

CALL OPTIONS



TRADE DATE     COUNTERPARTY        NUMBER OF SHARES       STRIKE PRICE
- ----------     ------------        ----------------       ------------
8/18/00        UBS AG                  225,000              $169.80
8/22/00        UBS AG                   75,000              $168.73
8/28/00        UBS AG                  200,420              $176.93
8/28/00        UBS AG                   99,580              $176.93


PUT OPTIONS


TRADE DATE     COUNTERPARTY        NUMBER OF SHARES       STRIKE PRICE
- ----------     ------------        ----------------       ------------
8/18/00        UBS AG                  225,000              $112.65
8/22/00        UBS AG                   75,000              $112.20
8/28/00        UBS AG                  200,420              $117.76
8/28/00        UBS AG                   99,580              $117.76


EQUITY FORWARD SALES



TRADE DATE     COUNTERPARTY        NUMBER OF SHARES       STRIKE PRICE
- ----------     ------------        ----------------       ------------
12/18/00       UBS AG                  120,000              $215.30
12/29/00       UBS AG                  180,000              $200.18
1/23/01        UBS AG                  180,840              $ 60.80
1/31/01        UBS AG                  545,000              $ 63.31




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